Exhibit (a)(5)(v)
TRUST VENTURE COMPANY, LLC ANNOUNCES WAIVER OF
MINIMUM CONDITION OF THE TENDER OFFER FOR TORCH ENERGY ROYALTY TRUST
Greenwich, CT, June 22, 2007 — Trust Venture Company, LLC (“Trust Venture”), which currently has underway a tender offer (the “Offer”) for any and all of the outstanding Units of Beneficial Interest (“Units”) of Torch Energy Royalty Trust (NYSE:TRU), today announced that it has waived the Offer’s minimum tender condition. The Offer’s minimum tender condition conditioned the Offer on Trust Venture receiving in the Offer valid and not withdrawn tenders for Units that, together with the Units owned by Trust Venture as of the commencement of the Offer, would constitute at least 66 2/3% of the outstanding Units (the “Minimum Condition”). As a result of Trust Venture waiving the minimum tender condition, Trust Venture will accept for payment any and all Units validly tendered and not withdrawn in the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2007, as amended and supplemented, and the related Letter of Transmittal, except that the Minimum Condition will not apply.
Unitholders who validly tender their Units and do not withdraw such Units prior to the expiration of the Offer will receive $8.25 per Unit, net to the seller in cash, without interest. The Offer will expire at 12:00 midnight, New York City time, on Thursday, June 28, 2007, unless extended.
The members of Trust Venture are Trust Acquisition Company, LLC, a Delaware limited liability company, and Douglas L. Holbrook. Trust Venture currently owns 315,600 Units, representing approximately 3.7% of the 8,600,000 Units currently outstanding.
Baker Botts L.L.P. is acting as legal counsel to Trust Venture in connection with the tender offer. Innisfree M&A Incorporated is acting as information agent and The Bank of New York is acting as depositary.
Important Legal Information
This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any Units.
THE TENDER OFFER IS BEING MADE PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS. UNIT HOLDERS ARE URGED TO READ TRUST VENTURE’S OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS, INCLUDING THE SCHEDULE TO ON MAY 10, 2007, AS AMENDED BY AMENDMENT NO. 1 ON MAY 29, 2007, AMENDMENT NO. 2 ON JUNE 8, 2007 AND AMENDMENT NO. 3 ON JUNE 22, 2007, REGARDING THE TENDER OFFER THAT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. UNIT HOLDERS MAY OBTAIN FREE COPIES OF THESE DOCUMENTS AT THE SEC’S WEB SITE AT WWW.SEC.GOV OR BY CALLING INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER AT 888-750-5834 (TOLL FREE FROM THE U.S. AND CANADA). UNIT HOLDERS SHOULD NOT CONSTRUE THE CONTENTS OF THIS RELEASE OR OTHER MATERIALS FURNISHED TO THEM BY TRUST VENTURE OR ITS SERVICE PROVIDERS AS INVESTMENT, LEGAL OR TAX ADVICE. EACH UNIT HOLDER SHOULD CONSULT WITH ITS OWN PROFESSIONAL ADVISERS AS TO WHETHER TO PARTICIPATE IN THE TENDER OFFER.
Contacts:

Investors:	Media:
Innisfree M&A Incorporated	Kekst and Company
Alan Miller/Jennifer Shotwell	Adam Weiner/Todd Fogarty
212-750-5833	212-521-4800

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